BlackRock MuniYield Michigan Quality Fund II, Inc. (Formerly, BlackRock MuniYield Michigan Insured Fund II, Inc.) (the “Registrant”)

77Q1(d):

Copies of all constituent instruments defining the rights of the holders of any new class of securities and of any amendments to constituent instruments referred to in answer to sub-item 77I.

A copy of the Registrant's Articles Supplementary Establishing and Fixing the Rights and Preferences of the Fund’s Series W-7 Variable Rate Demand Preferred Shares filed with the State Department of Assessments and Taxation of Maryland on May 17, 2011 is attached under sub-item 77Q1(a).